Advaxis, Inc.

305 College Road East

Princeton, New Jersey 08540

April 13, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Securities and Exchange Commission

Mail Stop 4720

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Advaxis, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed January 26, 2012
File No. 000-28489

Dear Mr. Riedler:

On behalf of our client, Advaxis, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter to Mr. Mark J. Rosenblum of the Company, dated March 30, 2012 (the “Comment Letter”), with respect to the above-captioned Form 10-K for the fiscal year ended October 31, 2011 (the “Form 10-K”).

For your convenience, the comments of the Staff are reproduced below in bold type and italics and are followed by the Company’s responses.

Item 1. Business, page 1

Collaborations, Partnerships and Agreements, page 7

1.	You describe the following agreements in your Form 10-K, but do not file these agreements as exhibits:

•	Agreement with the National Cancer Institute Gynecologic Oncology Group;
•	Master Agreement dated June 19, 2009 with Numoda Corporation;
•	Project Agreement dated July 8, 2009 with Numoda Corporation; and
•	Amendment No. 3 to the Penn License Agreement.

Please promptly file these agreements as exhibits, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
April 13, 2012

Please also file your Amendment No. 1 to the Penn License Agreement and provide proposed draft disclosure that discloses the material terms of the amendment. In addition, for each agreement please provide proposed draft disclosure that include the term and termination provisions of each of these agreements.

Response. In response to the Staff’s comment, the Company will file each of the agreements listed below under “(b) List of Agreements” as exhibits to its next Quarterly Report on Form 10-Q for the quarter ended April 30, 2012 (the “Form 10-Q”).

(a) Proposed Disclosure

Set forth below is proposed draft disclosure that discloses the material terms of Amendment No. 1 to the Penn License Agreement and disclosure that includes the term and termination provisions of each of the other agreements listed above. The Company advises the Staff that the proposed draft disclosure set forth below will be included in the Form 10-Q and in its future filings with the Securities and Exchange Commission.

Pursuant to Amendment No. 1 to the Penn License Agreement, entered into on March 26, 2007, by and between The Trustees of the University of Pennsylvania and the Company, the list of list of intellectual property licensed to the Company was amended to include Penn docket R3702, The Construction of L. Monocytogenes Strains that Express and Secrete HER-2neu Fragments and the Efficacy of such Strains in Inducing a CTL Response and Controlling Tumor Growth in Vivo. Amendment No. 1 also required the Company to pay to Penn an option exercise fee of $10,000 and to pay for all historically accrued patent and licensing expenses incurred by Penn before the effective date of Amendment No. 1, totaling approximately $33,800 as of March 22, 2007. The Penn License Agreement, as amended, terminates upon the expiration of the last to expire or become abandoned of the patent rights licensed thereunder; provided, that Penn may earlier terminate the Penn License Agreement upon the occurrence of certain defaults by the Company, including, but not limited to, a material breach by the Company of the Penn License Agreement that is not cured within 60 days after notice of the breach is provided to the Company.

The Master Agreement dated June 19, 2009 with Numoda Corporation terminates on June 12, 2012, or earlier upon the occurrence of certain defaults by the Company, including, but not limited to, a material breach by the Company of the Master Agreement that is not cured within 30 days after notice of the breach is provided to the Company.

The Project Agreement dated July 8, 2009 with Numoda Corporation shall continue until the project which is the subject of such agreement is completed, unless earlier terminated in accordance with the Master Agreement dated June 19, 2009 with Numoda Corporation.

Securities and Exchange Commission
April 13, 2012

The Clinical Trial Services Agreement, dated December 13, 2009, by and between the Gynecologic Oncology Group and the Company shall continue in force until the Company receives completed case histories for all participants in the clinical trial and questions about data submitted have been resolved, unless terminated earlier upon the occurrence of certain events, including, but not limited to, the FDA imposing a permanent hold on the drug which is subject to the clinical trial, a material breach by the Company of the Services Agreement that is not cured within a reasonable time period after notice of the breach is provided to the Company, or sixty days prior written notice by either party for any reason.

(b) List of Agreements

•	Agreement with National Cancer Institute Gynecological Oncology Group;
•	Master Agreement dated June 19, 2009 with Numoda Corporation;
•	Form of Project Agreement with Numoda Corporation;

•	Amendment No. 1 to the Penn License Agreement; and

•	Amendment No. 3 to the Penn License Agreement.

Patents and Licenses, page 10

2.	Please provide proposed draft disclosure that includes a more robust discussion of the material patents underlying the license agreement with the University of Pennsylvania, and its amendments. This discussion should identify the product candidates to which the material patents relate, the expiration dates of the most significant patent(s) for each product, and the jurisdictions in which they were granted. See Item 101(h)(4)(vii) of Regulation S-K for guidance.

Response. In response to the Staff’s comment, set forth below is proposed draft disclosure that includes a more robust discussion of the material patents underlying the license agreement with the University of Pennsylvania, and its amendments, including, in accordance with Item 101(h)(4)(vii) of Regulation S-K, identification of the product candidates to which the material patents relate, the expiration dates of the most significant patent(s) for each product, and the jurisdictions in which they were granted. The Company advises the Staff that the proposed draft disclosure set forth below will be included in its future filings with the Securities and Exchange Commission.

Material Patents underlying the license agreement with the University of Pennsylvania are shown in the table below.

Title	Expiration	Product Candidate	Jurisdiction
Specific Immunotherapy of Cancer Using a Live Recombinant Bacterial Vaccine Vector	18-Apr-2017	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US, Germany, Switzerland, France, Ireland, UK, Belgium, Japan, Canada
Live, Recombinant Listeria Monocytogenes and Production of Cytotoxic T-Cell Response	03-Nov-2015	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US

Securities and Exchange Commission
April 13, 2012

Title	Expiration	Product Candidate	Jurisdiction
Methods and Compositions for Immunotherapy of Cancer	08-Nov-2014	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US
Fusion of Non-Hemolytic, Truncated Form of Listeriolysin O to Antigens to Enhance Immunogenicity	2-Aug-2020	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US, Germany, France, Great Britain Israel, European Union
Compositions and Methods for Enhancing Immunogenicity of Antigens	2-Aug-2020	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US, Germany, France European Union, Israel
Compositions and Methods for Enhancing Immunogenicity of Antigens	15-Nov-2023	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US
Methods and Compositions for Immunotherapy of Cancer	08-Nov-2014	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US
Compositions and Methods for Enhancing Immunogenicity of Antigens	29-Mar-2020	All ADXS product candidates, including ADXS-HPV, ADXS-HER2, ADXS-PSA	US
Immunogenic Compositions Comprising DAL/DAT Double-Mutant, Auxotrophic, Attenuated Strains of Listeria and their Methods of Use	18-Nov-2017	ADXS-PSA and ADXS-HER	US, Canada, European Union, Great Britian, Germany,
Isolated Nucleic Acids Comprising Listeria DAL and DAT Genes	18-Nov-2017	ADXS-PSA and ADXS-HER	US
Isolated Nucleic Acids Comprising Listeria DAL and DAT Genes	18-Nov-2017	ADXS-PSA and ADXS-HER	US
Immunogenic Compositions Comprising DAL/DAT Double Mutant, Auxotrophic Attenuated Strains of Listeria and their Methods of Use	31-Jan-2020	ADXS-PSA and ADXS-HER	US

Securities and Exchange Commission
April 13, 2012

Title	Expiration	Product Candidate	Jurisdiction
Methods and Compositions for Immunotherapy of Cancer	13-Jul-2016	ADXS-HER2	US
Listeria-based and LLO-based Vaccines	24-Sep-2024	ADXS-HER2	US

* * *

If you should have any questions about this letter or require any further information, please call me at (609) 452-9813, x111.

Sincerely,

/S/ MARK J. ROSENBLUM

Mark J. Rosenblum

cc:     Robert H. Cohen, Esq.